

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 22, 2008

<u>By Facsimile and U.S. Mail</u>

Mr. Hector Ponte
Chief Executive Officer
Amazon Goldsands Ltd.
200 S. Virginia, 8th Floor
Reno, Nevada 89501

> **Re: Amazon Goldsands Ltd.**
> **Form 10-Q/A for the Quarterly Period Ended June 30, 2008**
> **Filed September 3, 2008**
> **Response Letter Dated May 15, 2008**
> **Response Letter Dated July 2, 2008**
> **Response Letter Dated August 20, 2008**
> **Response Letter Dated September 3, 2008**
> **File No. 000-51203**

Dear Mr. Ponte:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Jill Davis
                                        Branch Chief